November 2, 2018

Andrew J. Sossen
Chief Operating Officer, Executive Vice President,
General Counsel and Chief Compliance Officer
Starwood Property Trust, Inc.
591 West Putnam Avenue
Greenwich, Connecticut 06830

       Re: Starwood Property Trust, Inc.
           Registration Statement on Form S-4
           Filed October 23, 2018
           File No. 333-227954

Dear Mr. Sossen:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate and
                                                            Commodities